Gibson, Dunn & Crutcher LLP 200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000 gibsondunn.com

March 28, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: David Plattner

Re:	SilverBow Resources, Inc. Preliminary Proxy Statement on Schedule 14A

Dear Mr. Plattner:

Pursuant to Rule 14a-6(d) of the Securities Exchange Act of 1934, as amended, please be advised that SilverBow Resources, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2024, the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) in connection with the Company’s Annual Meeting of Shareholders to be held on May 21, 2024. The Company intends to file the Definitive Proxy Statement with the Commission on or about April 8, 2024 (or as soon as possible thereafter).

Please direct any questions or comments regarding this filing to the undersigned at (212) 351-4064 or by email at akaplan@gibsondunn.com.

Sincerely,

/s/ Andrew Kaplan

Andrew Kaplan

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